UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Bovespa: BBDC3, BBDC4	Latibex: XBBDC	NYSE: BBD

This press release may include information on future events. Such information may include not only historical facts, but also the objectives and expectations of Bradesco’s management. Words such as “anticipate”, “desire”, “expect”, “foresee”, “plan”, “predict”, “project”, “wish” and similar terms are intended to identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not restricted to the impact from the competitiveness of prices and services, the acceptance of services by the market, the service transactions of Bradesco and its competitors, regulatory approvals, currency fluctuations, changes in the mix of services offered as well as other risks described in Bradesco’s reports. This press release is valid up to its publication date and Banco Bradesco assumes no obligation whatsoever to update this release as a result of either new information and/or future events.

Monday, August 04, 2008	1H08 Earnings Release

We present below Bradesco’s main figures for the first half of 2008. Our Report on Economic and Financial Analysis containing the complete Financial Statements is available on the investor relations website http://www.bradesco.com.br/ir.

1. Net Income in the 1H08 stood at R$4.105 billion (up 2.4% in relation to the net income of R$4.007 billion in the same quarter of 2007), corresponding to EPS of R$1.34 and return of 28.6% on Average Shareholders’ Equity 1.

2. Net Income comprised R$2.636 billion from financial activities, which accounted for 64% of the total, and R$1.469 billion from Insurance and Private Pension Plan Group activities, which accounted for 36% of Net Income.

3. Market Capitalization remained stable compared to 1H07, reaching R$95.608 billion in June 2008 (R$94.120 billion on August 1, 2008).

4. Total Assets stood in June 2008 at R$403.271 billion, an increase of 38.8% in relation to June 2007. Annualized return on average Assets reached 2.3%, vis-à-vis 2.9% in the same period of 2007.

5. The Loan Portfolio, on an Expanded concept 2, stood at R$181.602 billion, 38.8% higher than a year ago. Loans to individuals totaled R$65.872 billion (up 32.2%), while loans to corporate clients totaled R$115.730 billion (up 42.9%) .

6. Total Funds Raised and Managed reached R$552.082 billion, an increase of 30.9% vis-à-vis R$421.602 billion in June 2007.

7. Shareholders’ Equity stood at R$33.711 billion in the first half of 2008, a 22.5% growth vis-à-vis 1H07. The Capital Adequacy Ratio stood at 12.9% . According to BIS 2 simulations, this ratio would be increased to 13.9% and, adopting the prerogative of article 9 of Circular Letter 3,367, this ratio would be increased to 16.7% .

8. Remuneration to shareholders in the form of Interest on Shareholders’ Capital and Dividends paid and provisioned in the period totaled R$1.459 billion, equivalent to 35.5% of Net Income.

9. The Efficiency Ratio calculated over the 12-month period stood at 41.3%, an improvement compared to the 42.0% in June 2007.

10. In 1H08, investments in infrastructure, information technology and telecommunications amounted to R$1.127 billion, up 13% million compared to 1H07.

11. Taxes and contributions, including social security, paid or provisioned in the period, stemming from the main activities developed by the Bradesco Organization, totaled R$3.653 billion, equivalent to 89% of Net Income.

12. Bradesco's distribution is Brazil’s largest private customer service network, with 3,193 branches, 27,362 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 4,631 ATMs in the Banco24Horas (24HourBank) Network, 13,413 Bradesco Expresso outlets, 5,882 Banco Postal branches, 3,310 mini-branches and 268 branches of Finasa Promotora de Vendas.

13. Awards and Acknowledgments:

- Best Bank in Brazil: Euromoney;

- Bank Leader among the Melhores e Maiores (the Best and Largest Companies): Exame ranking;

- Most valuable brand in Brazil: BrandAnalytics / Millward Brown / Isto É Dinheiro magazine;

- Brazilian Bank best ranked by Fortune 500 magazine list;

- Highest market capitalization among Banks in Latin America: Economática;

- Best Bank in the market and leader in Bovespa ISE: Economática / Agência Estado;

- Most valuable brand in Latin America’s banking sector: Brand Finance / The Banker;

- Bank with the highest level I capital adequacy level and Total Assets in Latin America: The Banker;

- Best Bank in retail, life insurance, private pension plan and leasing segments: Austin Rating / Gazeta Mercantil; and

- Shareholders' Value creation: Banking Sector – Abrasca.

14. As of June 4, 2008, Bradesco was granted the ISO14064 certification by Fundação Carlos Alberto Vanzolini, which establishes rules for quantifying, monitoring, verifying and validating Greenhouse Gas (GHG) emissions.

15. Regarding Social Responsibility, for more than 51 years, Fundação Bradesco has been dedicated to educating low-income children, adolescents and adults. Since its creation, the foundation has provided free and high-quality education to approximately 2 million students; with this figure rising to 2.5 million once the distance-learning programs are included. With an estimated budget of R$220.069 million, this year Fundação Bradesco will be able to provide assistance on more than 411,000 occasions in many segments in which it operates. Among the people assisted, 110,415 students will receive education in Fundação Bradesco’s schools, in Basic Education level.

(1) Excludes the mark-to-market effect of Available-for-Sale Securities recorded in Shareholders’ Equity
(2) It considers Sureties, Guarantees, credit cards receivables (cash purchases and credit purchases from storeowners) and loan granting (FIDC)

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Phone: (55 11) 2178-6201

Institutional Area	Individuals Area

Phone: (55 11) 2178-6218	Phone: (55 11) 2178-6217

e-mail: investidores@bradesco.com.br

www.bradesco.com.br/ir

Banco Bradesco’s Net Income includes in the 1H08 some nonrecurring events in the period, as shown below:

R$ million	1H08	1H07	2Q08	1Q08
REPORTED NET INCOME	4,105	4,007	2,002	2,103
Partial Sale / Divestments [1]	(352)	(953)	-	(352)
Full Goodwill Amortization [2]	53	182	-	53
Active Tax Credit	-	(41)	-	-
Other	21	74	-	21
Tax Effects	82	237	-	82
Subtotal Nonrecurring Events	(196)	(501)	-	(196)
ADJUSTED NET INCOME	3,909	3,506	2,002	1,907
(1) In 1Q08: Partial sale of Visa International. In 1H07: Sale of Arcelor (R$354 million) and partial sale of Serasa (R$599 million); and (2) Refers to the full goodwill amortization recorded in affiliated companies/subsidiaries.

The Adjusted Net Income stood at R$3.909 billion in the first half of 2008, accounting for an 11.5% growth in relation to the same period of 2007. This income is used as the basis for the analyses and comments in this Press Release and in the Report on Economic and Financial Analysis.

Loan Portfolio – Expanded Concept

	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
SMEs	49,866	45,718	33,882	47.2	9.1
Large Companies	65,864	61,464	47,105	39.8	7.2
Corporate Subtotal	115,730	107,182	80,987	42.9	8.0
Individuals	65,872	62,226	49,832	32.2	5.9
Total *	181,602	169,408	130,819	38.8	7.2
* Includes Sureties and Guarantees, receivables from credit cards (purchases in installments and in cash) and loan granting (FIDC).

The dynamic domestic demand has kept the loan market in an upward trend in all its segments (Individuals, SMEs and Large Corporations).

In Corporations, the highest growth occurred in the working capital, leasing and export financing credit lines.

In the Individuals segment, stronger demand derived from leasing, rural loans, credit cards and mortgage. Since 2007, Bradesco has mainly focused its efforts to new vehicle financing in the leasing segment, which explains the high growth levels in this credit line.

Excluding sureties and guarantees, receivables from credit cards and loan granting (FIDC), the Loan Portfolio totaled R$148.408 billion, growing by R$40.217 billion, or 37.2% in relation to June 2007, and by R$9.389 billion or 6.8%, in the second quarter.

The evolution of the main credit lines is presented as follows:

Breakdown of the Loan Portfolio – Individuals and Corporations:

Individuals	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Vehicles - CDC	21,027	21,265	18,192	15.6	(1.1)
Credit Cards	8,715	8,188	6,962	25.2	6.4
Leasing	7,670	5,272	1,417	441.3	45.5
Personal Loans	7,524	7,376	6,872	9.5	2.0
Payroll Deductible Loan *	6,649	6,311	4,489	48.1	5.4
Rural Loans	3,734	3,384	2,168	72.2	10.3
BNDES Onlendings	3,024	2,867	2,970	1.8	5.5
Overdraft Facilities	2,243	2,189	1,939	15.7	2.5
Mortgage	2,046	1,842	1,246	64.2	11.1
Sureties and Guarantees	309	344	260	18.8	(10.2)
Other	2,931	3,188	3,317	(11.6)	(8.1)
Total	65,872	62,226	49,832	32.2	5.9
* In June/08, it includes R$399 million in loan granting (FIDC).

Corporations	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Working Capital	19,136	16,099	9,546	100.5	18.9
BNDES Onlendings	11,245	10,850	9,354	20.2	3.6
Export Financing	11,033	9,737	6,635	66.3	13.3
Overdraft Accounts	8,898	8,243	7,428	19.8	7.9
Operations Abroad	8,007	8,176	7,747	3.4	(2.1)
Leasing	7,306	5,876	3,433	112.8	24.3
Credit Cards	4,934	4,514	3,249	51.9	9.3
Rural Loans	3,656	3,190	2,692	35.8	14.6
Vehicles - CDC	3,465	3,521	3,031	14.3	(1.6)
Mortgage	1,967	1,879	1,360	44.6	4.7
Sureties and Guarantees *	26,863	24,736	17,064	57.4	8.6
Other	9,220	10,361	9,448	(2.4)	(11.0)
Total	115,730	107,182	80,987	42.9	8.0
* We point out that 89.7% of sureties and guarantees operations are carried out with Large Corporations.

Breakdown of the Vehicle Portfolio:

	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
CDC Portfolio	24,492	24,786	21,223	15.4	(1.2)
Individuals	21,027	21,265	18,192	15.6	(1.1)
Corporations	3,465	3,521	3,031	14.3	(1.6)

Leasing Portfolio	12,457	9,007	3,415	264.8	38.3
Individuals	7,588	5,209	1,378	450.7	45.7
Corporations	4,869	3,798	2,037	139.0	28.2

Finame Portfolio	3,633	3,454	2,585	40.5	5.2
Individuals	58	57	55	5.5	1.8
Corporations	3,575	3,397	2,530	41.3	5.2

Total	40,582	37,247	27,223	49.1	9.0
Individuals	28,673	26,531	19,625	46.1	8.1
Corporations	11,909	10,716	7,598	56.7	11.1

Information on Credit Cards

					Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Credit Cards
Card Base - Million	19.7	15.4	19.7	18.4	27.9	7.1
Revenues - R$ Million	18,873	14,999	9,704	9,169	25.8	5.8
# of Transactions - Million	227.4	178.5	115.2	112.3	27.4	2.6

Private Label
Card Base - Million	12.6	6.8	12.6	10.1	85.3	24.8
Revenues - R$ Million	2,171	1,786	1,090	1,081	21.6	0.8
# of Transactions - Million	30.0	22.4	14.7	15.3	33.9	(3.9)

Total
Card Base - Million	32.3	22.2	32.3	28.5	45.5	13.3
Revenues - R$ Million	21,044	16,785	10,794	10,250	25.4	5.3
# of Transactions - Million	257.4	200.9	129.9	127.6	28.1	1.8

Asset Quality

The asset quality of the Banks’ portfolio rated from “AA" to “C”, along with a comparison with the financial system and private banks, is shown in the table below:

	Jun ‘08	Mar ‘08	Jun ‘07
Banco Bradesco	93.4%	93.4%	92.4%
Financial System	92.2%	92.0%	91.3%
Private Banks *	92.9%	92.9%	92.2%
* Domestic and Foreign Banks

Allowance for Loan Losses (PLL)

The balance of the Provision for Loan Losses (PLL) stood at R$8.652 billion on June 30, 2008, of which R$7.469 billion are required provisions and R$1.183 billion are excess provisions.

Expenses with Allowance for Loan Losses (PLL)

PLL expenses of R$3.501 billion were recorded in the quarter, an increase of R$997 million, or 39.8%, compared with 1H07. This growth follows the evolution of the Loan Portfolio, which had a growth of R$40.217 billion, or 37.2%, in the period, and the significant growth in the demand by Individuals, which had a 34.2% increase in the period, or R$15.265 billion.

In the comparison between 2Q08 and 1Q08, PLL expenses grew by R$167 million.

Coverage Ratios and Delinquency

Bradesco’s portfolio Coverage and Delinquency Ratios are shown in the table below:

	Jun ‘08	Mar ‘08	Jun ‘07
PLL / Loan Portfolio	5.8%	5.8%	6.5%
Loans Overdue more than 60 days / Loan Portfolio	4.3%	4.3%	4.5%
PLL / Loans Overdue more than 60 days	136.6%	137.0%	144.1%
Loans Overdue more than 90 days / Loan Portfolio	3.5%	3.5%	3.7%
PLL / Loans Overdue more than 90 days	165.9%	166.5%	173.7%

In the quarter, the total delinquency ratio remains stable, in spite of the slight growth in Individuals, mainly in credit cards and vehicle financing. In relation to the last twelve-month period, the total ratio presented a decline due to the improvement in the delinquency ratio relative to Micro, Small and Medium-sized Companies.

We also highlight the good performance of the coverage ratio (PLL/Loans Overdue More than 90 days), which has been maintained stable during the quarters.

Deposits, Debentures and Subordinated Debts

The growth in these funding is shown in the following table:

	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Demand deposits	26,774	26,680	21,604	23.9	0.4
Savings Deposits	34,150	33,290	28,406	20.2	2.6
Time Deposits + Debentures	96,831	83,023	56,893	70.2	16.6
Subordinated Debt [1]	16,709	16,567	13,203	26.6	0.9
Total	174,464	159,560	120,106	45.3	9.3
1 Out of the amount paid in June 2008, R$10,638 million was recorded for the purpose of calculation of the Capital Adequacy Ratio.

Contingent Liabilities *

The balance of these liabilities is shown in the table below:

	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Labor Proceedings	1,554	1,560	1,245	24.8	(0.4)
Civil Proceedings	1,514	1,509	872	73.6	0.3
Tax Provisions	7,119	6,609	6,047	17.7	7.7
Total	10,187	9,678	8,164	24.8	5.3
* For further information, see note 18, page 305 of the Report on Economic and Financial Analysis.

Capital

In June 2008, the Book Value of the Shareholders’ Equity stood at R$33.711 billion, while the Reference Shareholders’ Equity totaled R$43.515 billion. Bradesco’s Capital Adequacy Ratio (BIS) stood at 12.9% in June 2008.

As from July 1, 2008, the New Capital Accord (Basel II) is effective in Brazil in a standardized approach, as set forth by the Brazilian Central Bank regulation. Based on data as of June 30, 2008, according to these new rules, the Basel Ratio, in the Economic-Financial Conglomerate, would increase from 12.9% to 13.9% . If the current mix of Bradesco’s loan portfolio were maintained, this margin would enable a growth in this portfolio of, at least, R$83 billion (for further information, see page 179 of the Report on Economic and Financial Analysis).

Should the Bank adopt the prerogative of excluding total hedge position of Bradesco's investments held abroad, pursuant to article 9 of Circular Letter 3,367 from the Brazilian Central Bank, the Basel Ratio would be of 16.7%, and the potential growth in the loan portfolio would be of approximately R$135 billion.

Unrealized Gains *

Unrealized Gains, represented by the difference between the market capitalization of assets and liabilities and their respective book values, stood at R$4.181 billion in June 2008, compared with R$4.492 billion in the same period of 2007 and R$4.140 billion in March 2008 (see explanatory note # 32b).

* For further information, see explanatory note # 32b on page 321 of the Report on Economic and Financial Analysis.

Asset Management

Bradesco’s total Assets under Management, comprising investment funds, managed portfolios and third-party funds, rose to R$184.385 billion.

Shareholders’ Equity

	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Investment Funds	161,789	160,422	148,831	8.7	0.9
Managed Portfolios	15,999	15,302	7,429	115.4	4.6
Third-Party Quotas	6,597	8,098	5,021	31.4	(18.5)
Total	184,385	183,822	161,281	14.3	0.3

Asset Allocation

	R$ million			Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Fixed Income	151,625	151,823	144,292	5.1	(0.1)
Equities	26,163	23,901	11,968	118.6	9.5
Third-Party Funds	6,597	8,098	5,021	31.4	(18.5)
Total	184,385	183,822	161,281	14.3	0.3

Adjusted Financial Margin

To provide a better analysis, Bradesco’s Financial Margin is adjusted by the effect of hedge positions for investments abroad, as shown below:

	R$ million				Variation
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Reported Financial Margin	13,130	11,589	7,034	6,096	1,541	938
(-) Sale of interest in Arcelor	-	(354)	-	-	354	-
(-)Hedge / Exchange Variation	(487)	(512)	(441)	(46)	25	(395)
Adjusted Financial Margin	12,643	10,723	6,593	6,050	1,920	543
- Financial Margin - Interest	11,267	9,440	5,723	5,544	1,827	179
Volume					2,820	232
Rate					(993)	(53)
- Financial Margin - Non Interest	1,376	1,283	870	506	93	364
Average Rate of Adjusted Margin (%) *	9.2	9.8	9.4	9.2	-0.6 p.p.	0.2 p.p.
(*) (Adjusted Financial Margin) / (Total Assets – Permanent Assets – Purchase and Sale Commitments).

In the comparison between 1H08 and 1H07, the improvement of R$1.920 billion, accounting for a 17.9% growth, in Adjusted Financial Margin was due to the following factors:

  the increase of R$1.827 billion in income from interest-bearing operations, was impacted by R$2.820 billion derived from the increase in average business volume, basically represented by the increase in loan portfolio average volume of R$139.578 billion in June 2008, vis-à-vis R$101.961 billion in June 2007, i.e., a 36.9% growth, and by the decline of R$993 million from the narrowing of spreads, following the CDI variation in the period, which decreased from 6.0% in 1H07 to 5.4% in 1H08; and
  the increase of R$93 million in “non-interest” income was basically due to higher credit recovery gains.

In the comparison between 2Q08 and 1Q08, the variation of R$543 million was due to:

  the increase of R$179 million in income from interest-bearing operations, was impacted by R$232 million derived from the increase in average business volume, mainly represented by the 7.8% increase in Corporate Loan Portfolio, basically the “export financing”, “working capital” and “leasing” products, as well as the increase in Individuals Loan Portfolio, mainly the products related to consumer financing, and by the decline of R$53 million derived from the narrowing of spreads; and
  the increase of R$364 million in “non-interest” income, basically due to higher treasury gains, securities income and credit recoveries.

Adjusted Financial Margin – Interest:

The Financial Margin of interest-bearing operations is shown in the chart below. Note the growth in nominal terms in the quarter. The average rate stood at 8.4% over the past 4 quarters.

Breakdown of Adjusted Financial Margin – Interest:

The origin of the Adjusted Financial Margin for interest-bearing operations is shown in the chart below. Note the importance of the relative participation of loan operations, which accounted for 69% of the total in June 2008, compared to 66% in June 2007.

	R$ million				Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
- Loan Operations	7,799	6,208	3,969	3,830	25.6	3.6
- Funding	1,185	1,104	613	572	7.3	7.2
- Insurance	1,103	1,164	546	557	(5.2)	(2.0)
- TVM / Other	1,180	964	595	585	22.4	1.7
Financial Margin	11,267	9,440	5,723	5,544	19.4	3.2

Loan Financial Margin – Interest

A summary of the margin of loans is shown in the chart below:

(*) PLL + Discounts - Recoveries

  The first line shows loan interest income net of opportunity cost (basically rate of the Interbank Deposit Certificate – CDI).
  The second line shows net margin, i.e. loan interest income net of the losses associated with these loans, which shows consistent growth in nominal terms, with cumulative growth of 16.3% over the past 12 months. The result attests to the strength of the strategy Bradesco has adopted for granting loans.
  The third line incorporates the cost of delinquency, represented by the Allowance for Loan Losses (PLL) plus the discounts given in renegotiations, net of loan recoveries.

Fee and Commission Income

The breakdown and variations in Fees in the respective periods is shown in the table below:

	R$ million				Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Card Fees	1,390	1,138	713	677	22.1	5.3
Checking Accounts	1,154	1,157	576	578	(0.3)	(0.3)
Loan Operations	906	909	407	499	(0.3)	(18.4)
Fund Management	777	679	392	385	14.4	1.8
Collections	585	551	301	284	6.2	6.0
Other	766	734	386	380	4.4	1.6
TOTAL	5,578	5,168	2,775	2,803	7.9	(1.0)

     In the comparison between 1H08 and 1H07, the increase of R$410 million was due to the fee adjustment and the fact that Individuals are no longer charged for Loan Operating Rate (TAC), in addition to:

  the R$252 million growth in “Fees from Cards”, is driven by the increase of 23.3% in the card base, from 63,196 thousand to 77,952 thousand, as well as by the 23.6% increase related to the number of transactions, from 364,767 to 450,915;
  the R$98 million increase in “Fund Management” is deriving from the 14.3% increase in assets under management, which moved from R$161.3 billion to R$184.4 billion over the last 12 months.
  the R$52 million increase in “Collections”, (+ 12.5%) is related to the increase in business volume;
  the R$43 million increase in “Custody and Brokerage Services”, is related to the increase in business volume (+ 40.6%); and
  the R$40 million increase in “Consortium Management”.

In the comparison between 2Q08 and 1Q08, the reduction of R$28 million was due to:

  the 18.4% decrease in revenues from loan operations, mainly due to the fact that TAC is no longer charged; and
  the decrease in revenues from checking accounts, due the fee adjustment.

Mitigated by the following factors:

  the R$36 million increase in “Income from Cards”, related to the 6.8% increase in the card base, from 72,971 thousand to 77,952 thousand as well as the 2.8% increase in the number of transactions, rising from 222,322 to 228,593; and
  the R$17 million increase represented by the 7.6% increase in “Collections”, related to the increase in business volume.

Personnel Expenses *

The breakdown and variations in personnel expenses in the respective periods is shown in the table below:

	R$ million				Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Structural	2,804	2,535	1,420	1,384	10.6	2.6
Non-Structural	648	574	295	353	12.9	(16.4)
TOTAL	3,452	3,109	1,715	1,737	11.0	(1.3)
* For further information, see note 25, page 314 of the Report on Economic and Financial Analysis.

In the comparison between 1H08 and 1H07, the variation of R$343 million was due to:

•	Structural:

	•	the increase of the distribution network and the consequent hiring of employees, as well the wage increase granted under the 2007 collective bargaining agreement (6%), benefits and other items in the amount of R$269 million.

•	Non-structural:

	•	higher expenses with provisions for labor proceedings in the amount of R$53 million; and
	•	the increase in expenses with the employees and management profit-sharing scheme (PLR), in the amount of R$20 million;

In the comparison between 2Q08 and 1Q08, the reduction of R$22 million comprised basically of:

•	Structural:

	•	expansion in the distribution network; and
	•	in 1Q08, lower expenses of R$36 million, mainly due to the seasonal effect based on the high number of employees in vacation in 1Q08; and

•	Non-structural:

	•	lower expenses related to provisions for labor proceedings in the amount of R$40 million;
	•	lower employee and management profit-sharing scheme (PLR), in the amount of R$49 million; and
	•	higher training expenses, R$11 million.

Other Administrative Expenses

The breakdown and variations in other administrative expenses in the respective periods is shown in the table below:

	R$ million				Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Third-Party Services	926	729	480	446	27.0	7.6
Communication	514	452	254	260	13.7	(2.3)
Depreciation and Amortization	312	266	174	138	17.3	26.1
Financial System Services	299	252	154	145	18.7	6.2
Advertisement	282	236	160	122	19.5	31.1
Transportation	271	248	138	133	9.3	3.8
Rentals	216	196	109	107	10.2	1.9
Data Processing	205	187	108	97	9.6	11.3
Assets Maintenance and Conservation	175	138	86	89	26.8	(3.4)
Asset Leasing	161	91	87	74	76.9	17.6
Other	423	389	219	204	8.7	7.4
TOTAL	3,784	3,184	1,969	1,815	18.8	8.5

In the comparison between 1H08 and 1H07, the variation of R$600 million was driven by:

  the expansion in the distribution network (organic growth);
  the increase in business volume;
  investments to improve and optimize the technological platform (IT Improvement Project); and
  contractual adjustments.

     In the comparison between 2Q08 and 1Q08, the increase of R$154 million primarily comprised higher expenses with:

  advertising, in the amount of R$38 million, related to promotional campaigns for sale of products and services;
  third-party services and data processing, in the amount of R$45 million, basically due to investments for the “IT Improvements” program, changing of Fidelity cards and higher increase in business volume;
  depreciation and amortization, in the amount of R$36 million, basically due to the lower deferred charges of jointly controlled companies; and
  leasing of assets, in the amount of R$13 million, related to the equipment of the new Information Technology Center.

Performance Indicators

Efficiency Ratio *

The focus on controlling Personnel and Administrative Expenses and the expansion of the various sources of income have enabled the continuous improvement in the Efficiency Ratio, as shown below:

In previous 12 months
* For further information, see page 72 of the Report on Economic and Financial Analysis.

Coverage Ratio *

In previous 12 months
* For further information, see page 73 of the Report on Economic and Financial Analysis.

The Coverage Ratio (Fee and Commission Income/Personnel Expenses + Administrative Expenses), which was showing constant improvement, declined by 0.9 p.p. vis-à-vis the prior quarter, basically due to the investments in the technology platform, the expansion of the distribution network and the effect of adjustments of fees charged from Individuals as of the first quarter of 2008, as well as the lower increase in loan operation fees, since TAC is no longer charged from Individuals.

Insurance, Private Pension Plans and Certificated Savings Plans

Organizational Structure

Grupo Bradesco de Seguros e Previdência *

Main Highlights of Balance Sheet

R$ million

				Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Assets	76,538	73,615	66,978	14.3	4.0
Securities	70,795	68,077	61,943	14.3	4.0
Technical Provisions	62,068	59,722	52,900	17.3	3.9
-Insurance	5,595	5,588	5,128	9.1	0.1
-Life and Pension Plan	53,881	51,607	45,409	18.7	4.4
-Certificated Savings Plans	2,592	2,527	2,363	9.7	2.6
Shareholders' Equity	9,442	9,155	8,449	11.8	3.1
* It includes the holding company Bradseg Participações.

According to Susep and ANS data, up to May 2008, Bradesco's Technical provisions of the Insurance Group accounted for 35.5% of the market.

In terms of solvency, note that Bradesco's Insurance Group (Grupo Bradesco de Seguros e Previdência) complies with the Susep rules that took effect on January 1, 2008 and is also adjusted to international standards (Solvency II). It has a financial leverage ratio of 2.4 times its Shareholders’ Equity, a level comparable to companies in Europe and in the United States, where insurance premiums usually do not exceed three times Shareholders’ Equity.

Main Highlights of Results

R$ million

					Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Net Premiums Written	11,123	9,856	5,756	5,367	12.9	7.2
Operating Income	2,113	1,620	1,038	1,075	30.4	(3.4)
Net Income	1,469	1,225	723	746	19.9	(3.1)
ROAE (%)	34.2	36.2	35.1	37.8	-2 p.p.	-2,7 p.p.

In addition to the 12.9% increase in premiums, the following factors also contributed significantly to this result:

  the return to normal levels of technical provision in the Individual Health Insurance portfolio;
  the reduction of 2.6 p.p. in the Claims Ratio over the last 12 months; and
  the decline in the sales ratio in the first half of 2008 compared to the first half of 2007 (10.8 in 1H08, and 11.7 in 1H07);

In spite of the improvement in its main performance indicators, claims (from 73.4 to 73.1) and selling (from 10.9 to 10.7), the 2Q08 result had a slight decline if compared to the previous quarter. This decrease was due to the provisions for civil and tax contingencies, which totaled approximately R$60 million (R$36 million net of taxes) in the second quarter.

Indicators

%

	1H08	1H07	2Q08	1Q08
Market Share of Insurance, Private Pension Plans and Certificated Savings Plans Premiums *	23.8	24.8	23.8	24.1
Claims Ratio [1]	73.2	75.8	73.1	73.4
Sales Ratio [1]	10.8	11.7	10.7	10.9
Administrative Expenses Ratio [2]	5.2	5.2	5.1	5.3
Combined Ratio (Excluding additional provisions)	84.4	86.6	84.9	83.9
*Data of May/08, May/07, February/08
1 The ratios were recalculated according to Susep Circular Letter 356.
2 Administrative Expenses / Revenues

Source: Susep and ANS

Up to May 2008, Bradesco’s Insurance Group accounted for 23.8% of the premiums in the insurance market. This level of revenues maintains Bradesco’s Insurance Group’s leader in the P&C (property and casualty), life and Open Pension Plans segments.

Number of Clients (Insurance, Private Pension Plans and Certificated Savings Plans)

In thousand

				Variation %
	Jun ‘08	Mar ‘08	Jun ‘07	12 Months	Quarter
Policyholders	21,463	20,777	15,079	42.3	3.3
Private Pension Plan	1,327	1,321	1,288	3.0	0.5
VGBL	591	582	549	7.7	1.5
Certificated Savings Plans	2,397	2,309	2,282	5.0	3.8
TOTAL	25,778	24,989	19,198	34.3	3.2

Human Resources

Net Income Breakdown of Grupo Bradesco de Seguros e Previdência

R$ million

					Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Life and Pension Plan	813	672	385	428	21.0	(10.0)
Certificated Savings Plans	135	121	76	59	11.6	28.8
Health	232	7	115	117	-	(1.7)
Basic Lines	289	425	147	142	(32.0)	3.5
TOTAL	1,469	1,225	723	746	19.9	(3.1)

Rating

The risk classification agency Fitch Ratings raised the International Rating of Bradesco Seguros’ Financial Strength from BBB to BBB+ Stable and defined the FFS in national scale at AAA (bra), with stable perspective, in the beginning of June, as a consequence of Brazil’s higher of sovereign credit rating of BBB, due to the investment grade.

The Net Income of the Insurance Group, until May 2008, represented a 39.1% share of the Net Income earned by Brazil’s entire insurance market.

Bradesco Vida e Previdência

R$ million

					Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Net Income	813	672	385	428	21.0	(10.0)
Premium Revenues and Contribution Income (*)	6,338	5,454	3,224	3,114	16.2	3.5
- Revenues from Private Pension Plans and VGBL	5,377	4,670	2,732	2,645	15.1	3.3
- Revenues from Life/Personal Accidents Insurance Premiums	961	784	492	469	22.6	4.9
Technical Provisions	53,881	45,409	53,881	51,607	18.7	4.4
Investment Portfolio (thousand)	56,145	47,728	56,145	53,987	17.6	4.0
Claims Ratio (%)	39.2	67.4	35.2	43.1	-28.2 p.p.	-7.9 p.p.
Sales Ratio (%)	20.5	31.7	21.0	19.9	-11.2 p.p.	1.1 p.p.
Combined Ratio (%)	34.6	54.8	33.1	35.6	-20.2 p.p.	-2.5 p.p.
Participants / Policyholders (thousand)	17,984	11,998	17,984	17,559	49.9	2.4
Market Share - Premium Revenues and Contributions (%) **	35.7	38.2	35.7	32.5	-2.5 p.p.	3.2 p.p.
* Life / VGBL / PGBL / Traditional ** Data of May/08, May/07 and February/08

Total Revenues from Private Pension Plans and VGBL reached R$5.377 billion in the 1H08, a 35.7% (as of May 2008) market share, while Premiums from Life Insurance and Personal Accidents totaled R$961 million, with a market share of 16.6% . (Market data of May 2008)

The balance of technical provisions includes the contribution of the insufficiency provision (PIC), which is calculated in a conservative manner using the American table of mortality AT-2000, improved by 1.5%, considering separately men and women, who have a longer life expectancy, with a real interest rate of 4.3% per annum.

The 1H08 was impacted by lower claims ratio in the life segment. In the quarter, the decrease was due to the higher constitution of Civil provisions and Technical Reserves.

Technical provisions of Bradesco Vida e Previdência reached R$53.9 billion in June 2008 (a 18.7% increase compared to June 2007), of which R$26.5 billion in VGBL products, R$25.1 billion in supplementary private pension plans, R$2.3 billion in life, personal accidents and other lines. Technical provisions of Open Private Pension Plan and VGBL represent 39.7% of the market – source: Fenaprevi. (Market data of May 2008).

Bradesco Capitalização

R$ million

					Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Net Income	135	121	76	59	11.6	28.8
Income from Certificated Savings Plans	780	745	408	372	4.7	9.7
Technical Provisions	2,592	2,363	2,592	2,527	9.7	2.6
Clients (thousand)	2,397	2,282	2,397	2,309	5.0	3.8
Market Share - Income (%) *	18.3	20.0	18.3	18.4	-1.7 p.p.	-0.1 p.p.
* Data of May/08, May/07 and February/08.

The better result in the 1H08 compared to the 1H07 is explained by the increase in sales of certificated savings plans, and the good financial gains, related to profits related to sale of equities and the better profitability of fixed income.

The variation in revenues with Certificated Savings Plans, in the 1H08 compared to the 1H07, is due to the higher sale of “Pé Quente” products in 1H08.

Number of Outstanding Certificated Savings Plans (in thousands)

Plans of Assignment of Draw Right have shorter effective terms and grace periods and low unit sales value.
* For further information, see page 111 of the Report on Economic and Financial Analysis.

Bradesco Auto/PC

R$ million

					Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Net Income	83	62	39	44	33.9	(11.4)
Net Premiums Written [1]	1,364	1,297	711	653	5.2	8.9
Technical Provisions	2,158	2,257	2,158	2,187	(4.4)	(1.3)
Claims Ratio (%)	69.9	70.9	71.0	68.6	-1 p.p.	2.4 p.p.
Sales Ratio (%)	20.0	19.2	20.2	19.7	0.8 p.p.	0.5 p.p.
Combined Ratio (%)	104.8	105.7	105.9	103.7	-0.9 p.p.	2.2 p.p.
Policyholders [2] – thousand	2,177	1,929	2,177	2,144	12.9	1.5
Market Share - Premiums Written (%) *	10.7	10.7	10.7	10.5	0 p.p.	0.2 p.p.
* Data of May/08, May/07 and February/08.
1 Auto / PC
2 Excluding Indiana Seguros policyholders, for comparison between the periods

The increase in the 1H08 result compared to the 1H07 is due to lower claims ratio and stronger financial gains.

Insurance premiums of the Auto/PC correspond to a 10.7% of the market. (Market data of May 2008)

Bradesco Saúde

R$ million

					Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Net Income	232	7	115	117	-	(1.7)
Net Premiums Written	2,460	2,070	1,327	1,133	18.8	17.1
Technical Provisions	3,332	2,744	3,332	3,296	21.4	1.1
Claims Ratio (%)	86.1	80.3	85.4	86.9	5.8 p.p.	-1.5 p.p.
Sales Ratio (%)	3.6	3.1	3.5	3.7	0.5 p.p.	-0.2 p.p.
Combined Ratio (%)	98.9	89.5	99.0	98.7	9.4 p.p.	0.3 p.p.
Policyholders - thousand	3,220	2,733	3,220	2,977	17.8	8.2
Market Share - Premiums Written (%) *	43.5	43.4	43.5	42.0	0.1 p.p.	1.5 p.p.
* Data of May/08, May/07 and February/08

The increase in the 1H08 result compared to the 1H07 is due to the return of the constitution of technical provisions for the Individual Health insurance portfolio to normal levels, and also because of the increase in financial gains, especially due to the profitability in fixed income.

Technical provisions in the Individual Health portfolio include provisions for the equalization of the premiums of policyholders older than 59 years – from plans prior to the Law 9,656/98 –, for the equalization of remission benefits, and for the differences between (i) the values resulting from the application to these premiums of the adjustments authorized annually by ANS and (ii) the values calculated based on the price adjustments in the industry, which encumber the average value of indemnified events.

These provisions reflect the efforts of the Management of the Insurance Group over the past few years to maintain a conservative provisioning policy to cover the risks inherent to the business. Thus, if current market conditions are maintained, mainly in terms of claims levels and the ability to adjust premiums for medical inflation, we believe that the current level of provisioning is adequate to cover the identified risks, in accordance to the respective technical notes.

Following the acquisition of Mediservice (Administradora de Planos de Saúde), Bradesco Saúde exceeded the 3.4 million customers mark, increasing its market share in premiums. Including Mediservice’s Corporate Clients, Bradesco Saúde holds in its portfolio nearly 50% of Brazil’s Top 100 companies.

Number of Policyholders (in thousands)

(*) It does not include the policyholders of Mediservice.

Bradesco Dental

Aimed at focusing on dental care insurance, Grupo Bradesco de Seguros e Previdência created Bradesco Dental, which entered in the market as leader among the insurance companies operating in the segment, with a portfolio comprising more than 957,000 policyholders. In 2Q08, Bradesco Dental reached an income of R$ 6 million. Its main indicators had the following performance: claims ratio 40.6, sales ratio 4.0 and combined ratio - 63.5.

Highlights from the Social-Environmental Responsibility and Market Relations Area

Bradesco’s main strategy is to exercise every-day, activities innovative in management practices, thus aligning environmental preservation with social responsibility to business opportunities, pursuing higher financial return.

Bradesco's Corporate Social Responsibility Policy constitutes the main instrument for stimulating and valuing these practices, as well as being a commitment to the development of new businesses, aligned with the international movement of sustainable finances. This policy also considers each type of stakeholders.

One of the main stakeholders identified are the shareholders and investors, which taking more into consideration economical aspects when assessing their investments. In 2006, based on market trends, Bradesco, in a pioneering action, merged Investor Relations and Social-environmental Responsibility areas. This initiative has well accepted in the market: Recently, this Department took part in an event promoted by the Brazilian Institute of Investor Relations (IBRI) – “The Communication and Sustainability in Capital Markets”, which acknowledge the merger between IR and CSR as an innovative initiative.

Bradesco was the only Brazilian bank mentioned in a report focused on sustainability prepared by Goldman Sachs, one of the most important brokerage firms in the world, which recommended seven financial institutions with good social and environmental governance practices, management and profitability over the next five years. The study analyzed 50 banks of 17 countries and considered Bradesco as a good option for long-term investments.

The commitment to the stakeholders practiced by Bradesco considers the whole relationship chain, establishing particular strategies to each stakeholder.

Events:

In the second quarter, Bradesco’s IR area participated in seven international events: in Buenos Aires, Santiago, Miami, Denver, Dallas, New York, Dana Point, Dubai and London.

In Brazil, Bradesco continued the cycle of meetings in partnership with APIMEC in the cities of Goiânia, Uberlândia and Juiz de Fora, in addition to participating in conferences in Brazil.

In May 2008, Bradesco organized its Fifth Suppliers Meeting, which began in 2006.

CONFERENCE CALL INFORMATION

Date: Tuesday August 5, 2008

Portuguese	English
10:00 a.m. (São Paulo) 9:00 a.m. (U.S. ET) Brazil +55 (11) 4688-6301 International +55 (11) 4688-6301 Code: Bradesco	11:30 a.m. (São Paulo) 10:30 a.m. (U.S. ET) USA +1 (800) 860-2442 International +1 (412) 858-4600 Brazil +55 (11) 4688-6301 Code: Bradesco

The conference calls are broadcast live via webcast with audio and slideshow. Please access our website at www.bradesco.com.br/ir. The presentations are available for download on the morning of the event on the conference call page.

An audio replay of the conference calls will be available from August 5 to August 11, 2008 at the phone numbers +55 (11) 4688-6312 (conference call code: 164 - event in Portuguese) and +55 (11) 4688-6312 (conference call code: 375 - event in English). Alternatively, the call will also be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	1H08	1H07	2Q08	1Q08
USD Commercial Rate	(10.13)	(9.90)	(8.99)	(1.25)
CPI (IPCA)	3.64	2.08	2.09	1.52
CDI	5.39	6.00	2.74	2.57
IGP-M	6.82	1.46	4.34	2.38
Selic (year-end)	12.25	12.00	12.25	11.25
USD Commercial Rate (year-end) - R$	1.5919	1.9262	1.5919	1.7491

Macroeconomic Scenario

In %	2008	2009	2010
USD Commercial Rate (year-end) - R$	1.65	1.75	1.82
CPI (IPCA)	6.70	5.00	4.30
IGP-M	12.00	4.80	4.00
Selic (year-end)	14.75	13.75	11.75
GDP	4.80	3.50	4.50

Comments from the Economic Research Department

In view of intensified inflation risks, Brazil steps into a cycle of tight monetary policy

In spite of clearer signs of deceleration in worldwide growth, commodity prices continued to increase throughout the first half. In some cases, i.e. oil, prices reached the highest levels ever recorded. This upward trend caused Brazilian economic authorities to be concerned about inflation risks. Within this context, some of the main central banks in the world indicated that the cycle of loose monetary policy – caused by risks to growth that emerged from the subprime crisis and its consequences – has come to an end, enabling interest increases in the coming months.

The impact of commodity prices has been potentialized in several countries where the demand has grown faster than supply, such as Brazil. Brazilian inflation rates have been surprisingly unfavorable in the last few months, in a high magnitude, besides showing a larger diffusion of price increases. Within this scope, the Central Bank started a phase of tight monetary policy, which shall continue in the coming months, and the Selic rate might reach a 14.75% level in December 2008. However, this process should only cause visible impacts in activities as from the last quarter of the year. In 2008, GDP growth will remain robust, around 4.8% . For the next year, the trend of the economy’s slowdown is clearer; we estimate a minimum GDP growth of 3.5% - should it take place, it will be higher than the historic average of the Brazilian economy.

It is worth pointing out that the long-term perspectives remain favorable for the Brazilian economy, in view of the unmistakable improvement in macroeconomic fundaments in the last few years. This improvement resulted in the achievement of investment grade in a moment of great uncertainties throughout the world. This condition, after the current cycle of tight monetary policy, may contribute to ensuring a faster convergence into international interest standards.

MAIN FIGURES AND INDICATORS

	R$ million				Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Reported Net Income	4,105	4,007	2,002	2,103	2.4	-4.8

Adjusted Net Income	3,909	3,506	2,002	1,907	11.5	5.0
Earnings per Share (R$) (*)	1.27	1.17	0.65	0.62	8.5	4.8
Book Value per Share (R$) (*)	10.98	9.17	10.98	10.72	19.8	2.4

ROAE (Annualized) (**) (%)	27.2	31.5	27.6	28.7	-	-
ROAA (Annualized) (%)	2.1	2.5	2.1	2.2	-	-

Adjusted Financial Margin	12,643	10,723	6,593	6,050	17.9	9.0
Fee and Commission Income	5,578	5,168	2,775	2,803	7.9	-1.0
Personnel and Administrative Expenses	7,236	6,293	3,684	3,552	15.0	3.7

Total Assets	403,271	290,568	403,271	355,517	38.8	13.4

Loan Portfolio	148,408	108,191	148,408	139,019	37.2	6.8
Sureties and Guarantees	27,172	17,324	27,172	25,080	56.8	8.3
Credit Cards (***)	5,623	5,304	5,623	5,309	6.0	5.9
Loan Granting (FIDC)	399	-	399	-	-	-
Total Credit Portfolio	181,602	130,819	181,602	169,408	38.8	7.2

Allowance for Loan Losses	(8,652)	(7,033)	(8,652)	(8,104)	23.0	6.8

Demand Deposits	26,774	21,604	26,774	26,680	23.9	0.4
Savings Deposits	34,150	28,406	34,150	33,290	20.2	2.6
Time Deposits + Debentures	96,831	56,893	96,831	83,023	70.2	16.6
Subordinated Debts	16,709	13,203	16,709	16,567	26.6	0.9

Technical Provisions	62,068	52,900	62,068	59,722	17.3	3.9
Shareholders’ Equity	33,711	27,515	33,711	32,909	22.5	2.4

In %
Efficiency Ratio (****)	41.3	42.0	41.3	41.7	-	-
Coverage Ratio (****)	77.8	79.4	77.8	78.7	-	-
Combined Ratio	84.4	86.6	84.9	83.9	-	-
Capital Adequacy Ratio (Financial Consolidated)	14.4	18.2	14.4	15.6	-	-
Capital Adequacy Ratio (Total Consolidated)	12.9	16.1	12.9	13.9	-	-
Fixed Asset Ratio (Financial Consolidated)	47.3	47.4	47.3	47.7	-	-
Fixed Asset Ratio (Total Consolidated)	16.2	8.5	16.2	12.1	-	-

In R$ million
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
Interest on Shareholders’ Capital / Dividends	1,459	1,397	719	740	4.4	-2.8
Total Shares (in thousand) (*)	3,069,782	3,001,751	3,069,782	3,069,867	2.3	-

(*) Note: For comparison purposes, the amounts were adjusted by the 50% stock bonus in 2008;
(**) Calculated excluding the mark-to-market effects of Available-for-Sale Securities recorded in Shareholders’ Equity;
(***) Operations with loan characteristics – purchases paid in installments and in cash; and
(****) In the previous 12 months.

STATEMENT OF ADJUSTED INCOME

	R$ million				Variation %
	1H08	1H07	2Q08	1Q08	12 Months	Quarter
REVENUES FROM FINANCIAL INTERMEDIATION	24,462	19,819	12,769	11,693	23.4	9.2

EXPENSES FROM FINANCIAL INTERMEDIATION	11,819	9,096	6,176	5,643	29.9	9.4

FINANCIAL MARGIN	12,643	10,723	6,593	6,050	17.9	9.0

Provision for Loan Losses	(3,501)	(2,504)	(1,834)	(1,667)	39.8	10.0
GROSS INCOME FROM FINANCIAL INTERMEDIATION	9,142	8,219	4,759	4,383	11.2	8.6

OTHER OPERATING INCOME (EXPENSES)	(3,799)	(3,527)	(1,984)	(1,815)	7.7	9.3
Fee and Commission Income	5,578	5,168	2,775	2,803	7.9	(1.0)
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	10,951	9,536	5,666	5,285	14.8	7.2
Variations of Provisions from Insurance, Private Pension Plans and Certificated Savings Plans	(5,176)	(5,072)	(2,643)	(2,533)	2.1	4.3
Claims - Insurance Operations	(3,422)	(2,931)	(1,782)	(1,640)	16.8	8.7
Certificated Savings Plans Draws and Redemptions	(673)	(654)	(355)	(318)	2.9	11.6
Insurance and Private Pension Plans Selling Expenses	(598)	(522)	(319)	(279)	14.6	14.3
Personnel Expenses	(3,452)	(3,109)	(1,715)	(1,737)	11.0	(1.3)
Other Administrative Expenses	(3,784)	(3,184)	(1,969)	(1,815)	18.8	8.5
Tax Expenses	(1,175)	(1,167)	(570)	(605)	0.7	(5.8)
Equity in earnings (losses) of Unconsolidated Companies	66	16	34	32	312.5	6.3
Other Operating Income	653	636	323	330	2.7	(2.1)
Other Operating Expenses	(2,767)	(2,244)	(1,429)	(1,338)	23.3	6.8

OPERATING INCOME	5,343	4,692	2,775	2,568	13.9	8.1
NON-OPERATING INCOME	(5)	2	(20)	15	-	-
INCOME BEFORE TAX ON INCOME AND PROFIT SHARING	5,338	4,694	2,755	2,583	13.7	6.7
INCOME TAX AND SOCIAL CONTRIBUTION	(1,422)	(1,183)	(750)	(672)	20.2	11.6

MINORITY INTEREST IN SUBSIDIARIES	(7)	(5)	(3)	(4)	40.0	(25.0)
ADJUSTED NET INCOME	3,909	3,506	2,002	1,907	11.5	5.0
(+) Nonrecurring Events	196	501	-	196	-	-
REPORTED NET INCOME	4,105	4,007	2,002	2,103	2.4	(4.8)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2008

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.